UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of May 2005

Commission File Number: 001-31545

Harmony Gold Mining Company Limited

(Translation of registrant’s name into English)

Suite No. 1

Private Bag X1

Melrose Arch, 2076

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐    No ☒

HARMONY TO INITIATE NEW RESTRUCTURING PROGRAMME IN THE FREE STATE

Johannesburg, 19 May 2005 - Following the impasse with NUM on the restructuring process in the Free State and culminating in the Labour Court ruling against Harmony, the company announced today that the two parties have agreed that the consultation process, in terms of the Labour Relations Act, will continue where new notices of the process will be issued. The restructuring programme will cover Harmony operations in Welkom and Virginia.

“In July last year we reached agreement in principle with unions and associations in the Free State that contained measures to ameliorate the impact of restructuring through transfers, re-skilling or re-training, and alternative working arrangements. However, various delaying tactics prevented us from giving effect to these proposals. Consequently we must review our position and take the necessary steps to build a sustainable business model for some of our marginal assets in this low rand per kilogram gold price environment,” said CE Bernard Swanepoel.

Swanepoel said the company’s first priority is to ensure that as many jobs as possible are saved while at the same time ensuring the long-term profitability of Harmony. “As an industry, we need more flexibility to better manage the change in gold price cycle by being able to act more nimbly. We should not today be mining loss making ounces but rather preserving them for a higher gold price scenario.”

“We will obviously look at all the alternatives to forced retrenchments, like voluntary retrenchment and other measures, particularly as we have had considerable successes in this regard at our Elandskraal, Evander, Orkney and Randfontein operations. But in order to minimise losses and retain the optionality of our reserves, it is possible that as many as 11 780 people, or approximately 45% of our Free State work force, could be affected. The restructuring programme will not affect our Target operations” he said.

Harmony’s long term production outlook will not be significantly affected by the restructuring programme as most of the employees were not conducting rock-breaking activities, but rather have been waiting for the process to be completed before they are transferred, re-trained in terms of the agreed principles, or leave the company’s employment. The company is expected to produce approximately 3,0 million ounces the current financial year, down from 3,3 million ounces for the 2004 financial year. Production levels are expected to stabilize at these levels following the completion of this restructuring programme.

Harmony is the first gold mining company to negotiate and agree on a Social Plan with the National Union of Mineworkers. The Plan contains measure to improve productivity at the mines to ensure long-term employment and where retrenchments are certain to ensure that the affected employees have portable skills that will ensure continue employment in sectors outside the gold mining industry, or to enable affected employees to start their own businesses.

Issued by Harmony Gold Mining

Company Limited

19 May 2005

For more details contact:

Bernard Swanepoel

Chief Executive

on +27(0)83 303 9922

or

Ferdi Dippenaar

Marketing Director

on +27(0)82 807 3684

or

Brenton Saunders

Executive, Investor Relations

on +27(0)03 607 4060

Investor Relations Officer

Vusi Magadana

Office: +27 11 684 0149

Mobile: +27(0)72 157 5986

vusi.magandan@harmony.co.za

For the comprehensive set of

results please visit

www.harmony.co.za

JSE: HAR NYSE: HMY ISIN No.: ZAE000015228
Corporate Office: Suite No.1 Private Bag X1 Melrose Arch Johannesburg South Africa 2076 T +27 (11) 684 0140 F +27 (11) 684 0188 www.harmony.co.za NYSE : HMY JSE : HAR

“Given that the gold mining industry has been contracting for some time, the growth in other sectors could absorb some of our redundant workers and the Department of Labour typically assists in this process.”

Historically, explained Swanepoel, many of these Free State mines were targeted for closure by the previous owners. While Harmony has extended the lives of the mines in some cases by several years, “the older shafts in our portfolio at the current gold price have a finite reserve and have come to the end of their economic lives. Where possible, we will retain optionality by putting these shafts onto a care and maintenance programme.”

Harmony, in consultation with unions and associations, will be requesting the appointment a facilitator from the CCMA to ensure that the principles and rationale for the restructuring, and the legal process surrounding the restructuring are properly monitored and adhered to. The principles agreed to last year included the re-skilling, retraining and redeployment of affected employees; alternative working arrangements like continuous operations (CONOPS) to minimise job losses; the transfer of employees to other operations where vacancies exist; focus on growth, steady-state and marginal operations, voluntary retrenchments and replacing contractors not involved in specialised work with Harmony employees.

“We have consistently said that the longer the restructuring takes the more operations on which it will impact. We have done everything in our power to avoid the restructuring, but the restructuring delays in the Free State alongside a 25% decrease in the rand per kilogram price of gold and double digit mining cost inflation has been over riding. Preventing the successful completion of the restructuring we announced last April is costing us in excess of R45 million per month,” Swanepoel added.

As previously was the case, we aim to make the current process as consultative, inclusive, comprehensive and amicable as possible. We understand and appreciate the sensitivity of these processes, as inevitable as they can be, considering the need for job creation in South Africa. We will continue to partner with municipalities around the mine communities to identify alternative work opportunities for poverty alleviation through our social responsibility programmes,” concluded Swanepoel

ENDS

Unless the context otherwise requires, the definitions contained in the offer document or the registration statement sent to Gold Fields shareholders have the same meaning in this announcement.

The directors of Harmony accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Harmony (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

In connection with the proposed acquisition of Gold Fields, Harmony has filed a registration statement (File no: 333-120975) on Form F-4 (which was declared effective by the Securities and Exchange Commission (“SEC”) on February 28, 2005) and filed a final prospectus, dated February 25, 2005, with the SEC pursuant to Rule 424(b)(3) of the Securities Act of 1933, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depositary Shares (“ADSs”)) to be issued in exchange for Gold Fields ordinary shares held by Gold Fields shareholders located in the United States and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement, the related exchange offer materials and the final prospectus, the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, related exchange offer materials, the final prospectus and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at www.sec.gov. Investors and holders of Gold Fields securities will receive information at an appropriate time on how to obtain transaction-related documents for free from Harmony or its duly designated agent. The final prospectus and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105 Madison Avenue, New York, New York 10016; telephone 1 (212) 929 5500 (call collect) or 1 (800) 322 2885 (toll-free call); e-mail proxy@mackenziepartners.com.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this communication should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Harmony has sent to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Forward-looking Statements

Statements in this announcement include “forward-looking statements” that express or imply expectations of future events or results. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives

2

and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. All forward-looking statements involve a number of risks, uncertainties and other factors, and Harmony cannot give assurances that such statements will prove to be correct. Risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include, without limitation, the satisfaction of closing conditions, the acceptance or rejection of any agreement by regulators, delays in the regulatory processes, changes in the economic or political situation in South Africa, the European Union, the US and/or any other relevant jurisdiction, changes in the gold industry within any such country or area or worldwide and the performance of (and cost savings realised by) Harmony. Although Harmony’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gold Fields securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Harmony, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Harmony and Gold Fields, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Harmony will file with the SEC. Harmony does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 19, 2005

Harmony Gold Mining Company Limited

	By:	/S/ NOMFUNDO QANGULE
	Name:	Nomfundo Qangule
	Title:	Chief Financial Officer